UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file numbers: 33-25419, 33-64058 and 333-75256

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Airgas, Inc. 401(k) Plan

B.     Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Airgas, Inc.

259 North Radnor-Chester Road, Suite 100
Radnor, PA 19087-5283

REQUIRED INFORMATION
SIGNATURES
FORM 11-K AIRGAS, INC. 401(K) PLAN
CONSENT OF KPMG LLP
CERTIFICATION OF PETER McCAUSLAND
CERTIFICATION OF ROGER F. MILLAY

REQUIRED INFORMATION

     (1)  Financial Statements:

     The following financial statements, including Independent Auditors’ Report thereon of the Airgas, Inc. 401(k) Plan, are submitted herewith:

•	Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

•	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001

•	Notes to Financial Statements

•	Schedule 1 - Schedule of Assets Held for Investment Purposes

     The schedule for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is included in the aforementioned financial statements of the Airgas, Inc. 401(k) Plan.

     (2)  Exhibits:

23.1	Consent of KPMG LLP

99.1	Certification of Peter McCausland as Chairman and Chief Executive Officer of Airgas, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Roger F. Millay as Senior Vice President – Finance and Chief Financial Officer of Airgas, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIRGAS, INC. 401(k) PLAN
(Name of Plan)

BY:	/s/Roger F. Millay
Roger F. Millay
Senior Vice President - Finance and
Chief Financial Officer

BY:	/s/Andrew R. Cichocki
Andrew R. Cichocki
Senior Vice President - Human Resources

DATED: June 24, 2003

AIRGAS, INC. 401(k) PLAN

Financial Statements and
Supplementary Schedule

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

AIRGAS, INC. 401(k) PLAN

Independent Auditors’ Report

The Plan Administrator
Airgas, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Airgas, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Airgas, Inc. 401(k) Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/KPMG LLP

Philadelphia, Pennsylvania
June 18, 2003

AIRGAS, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001

Investments	$145,720,954	$146,213,934

Receivables:
Employee contributions	1,097,144	906,101
Employer contributions	310,299	254,514

Total receivables	1,407,443	1,160,615

Participant loans receivable	6,709,376	5,813,189

Net assets available for benefits	$153,837,773	$153,187,738

See accompanying notes to financial statements.

AIRGAS, INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001

Additions:
Additions to net assets attributable to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(13,395,513)	$6,731,001
Interest and dividends	3,355,928	4,043,521

Total investment (loss) income, net	(10,039,585)	10,774,522

Contributions:
Employee	14,141,373	12,352,792
Employer	5,200,758	5,873,191
Rollovers and other	5,945,169	1,057,510

Total contributions	25,287,300	19,283,493

Deductions:
Benefits paid to participants	(14,315,300)	(11,746,534)
Administrative fees	(282,380)	(163,873)

Total deductions	(14,597,680)	(11,910,407)

Net additions	650,035	18,147,608

Net assets available for benefits:
Beginning of year	153,187,738	135,040,130

End of year	$153,837,773	$153,187,738

See accompanying notes to financial statements.

AIRGAS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description of the Plan

The following description of the Airgas, Inc. 401(k) Plan (the Plan) provides general information only. Participants should refer to the Plan document for more complete information.

(a)	General

The Plan is a defined contribution plan covering substantially all employees of Airgas, Inc. and subsidiaries (the Company). Included in the assets of the Plan are contribution rollovers from benefit plans of acquired companies, where applicable. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Vanguard Fiduciary Trust Company serves as the trustee for the Plan.

(b)	Contributions

Employee

The Plan permits a participant to defer up to 50% of eligible compensation, subject to the maximum dollar limitation. The amount of deferred compensation is treated as a salary reduction and is not subject to federal income tax until withdrawn from the Plan. The Plan was amended during 2002 to adopt new tax regulations, which allow higher contribution amounts for certain participants. In no event will the contribution exceed maximum allowable contributions as prescribed by the Internal Revenue Service, which was $11,000 for the year ended December 31, 2002. The employee contribution receivables at December 31, 2002 and 2001 represent payroll withholdings withheld through the end of each calendar year, which were received by the Plan in the subsequent year.

Contributions in 2002 and 2001 reflect approximately $5.9 million and $1.1 million, respectively, of rollover contributions from employees associated with companies acquired.

Employer

Contributions to the Plan by the Company are made on a matched basis at a rate of 50% of participant deferred compensation. The employer match is applied on employee contributions of up to 4% of eligible compensation (i.e., maximum employer match is 2% of eligible compensation). Plan participants are eligible for Company matching contributions after they have completed one year of service with the Company. The Plan was amended during 2002 to exempt certain acquired employees from the one-year service requirement for employer matching contributions. The employer contribution receivables at December 31, 2002 and 2001 represent Company matching contributions through the end of each calendar year, which were received by the Plan in the subsequent year.

AIRGAS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

In addition to the required Company match, the Company elected to make discretionary contributions as determined by the Board of Directors. The Company made profit sharing discretionary contributions of $1,299,000 and $2,489,000 for the years ended December 31, 2002 and 2001, respectively. Each subsidiary allocates its profit sharing to individual participants based on their proportionate compensation.

(c)	Participant Accounts

Contributions are invested as directed by each participant in 12 separate investment funds. Each participant may designate, by written notice to the Plan administrator, how the contributions to his or her account are to be allocated among the 12 funds. Participants are required to allocate contributions to the funds in increments of 1% of total contributions. In the event a participant fails to submit a written notice of allocation, contributions will be invested in the Retirement Savings Trust. In addition to the above initial election, participants may elect, by calling the Trustee, to transfer monies among the investment funds in 1% increments of the total funds credited to their account. Interest, dividends and other income earned by the investment funds, net of administrative fees, are reinvested in the same fund. Such amounts are allocated to participants based upon the proportion of a participant’s balance to the total fund balance.

(d)	Participant Loans

The Plan administrator may, upon the application of a participant, direct the Trustee to make a loan to such a participant. The maximum the participant may borrow is limited to the lesser of 50% of the participant’s Plan account balance or $50,000. The minimum loan amount is $1,000 and loans are secured by 50% of the participant’s Plan account balance. The loan will bear interest at a rate equal to prime plus 2% and shall provide for periodic repayment over a reasonable period of time not to exceed five years for general-purpose loans and 30 years for principal residence loans. The prime rate was 4.25% and 4.75% at December 31, 2002 and 2001, respectively.

When a participant defaults on a loan obtained from the Plan, the Plan administrator will report the amount of default to the Internal Revenue Service as a distribution from the Plan. The Plan participant may then be subject to taxes and penalties related to the distribution.

(e)	Vesting

Participants are immediately vested in all contributions. In addition, all earnings on such investments are fully vested.

AIRGAS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(f)	Payment of Benefits

Upon retirement, death or termination of service, participants or beneficiaries are entitled to a distribution equal to the total value of their accounts. Such distributions are generally payable in cash.

Participants experiencing serious financial hardships may be entitled to a distribution upon approval by the Plan administrator.

(g)	Administrative Expenses

All administrative expenses have been paid by the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present net assets available for benefits and changes in those assets.

(b)	Investments

Investments in the Airgas Common Stock Fund are valued at market value based upon closing prices at the Plan year-end. The fair values of the Vanguard funds are based on the net asset values per share at year-end.

Purchases and sales of investments are recorded on a trade-date basis. The average cost method is followed in determining the cost of investments sold. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

AIRGAS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Investment options as of December 31, 2002 and 2001, were as follows:

The Airgas Common Stock Fund invests in Airgas, Inc. common stock to provide the possibility of long-term growth through increases in the value of the stock. The stock value per share was $17.25 and $15.12 at December 31, 2002 and 2001, respectively. At December 31, 2002, 3,508 Plan participants were invested in the fund.

The Vanguard Explorer Fund seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospect for above-average growth. The value per share was $45.49 and $60.31 at December 31, 2002 and 2001, respectively. At December 31, 2002, 1,641 Plan participants were invested in the fund.

The Vanguard International Growth Fund seeks to provide long-term growth of capital by investing in stock of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries. The value per share was $12.16 and $15.01 at December 31, 2002 and 2001, respectively. At December 31, 2002, 1,357 Plan participants were invested in the fund.

The Vanguard U.S. Growth Fund seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth. The value per share was $12.06 and $18.85 at December 31, 2002 and 2001, respectively. At December 31, 2002, 3,418 Plan participants were invested in the fund.

The Vanguard 500 Index Fund seeks to provide long-term growth of capital and income from dividends by holding each of the 500 stocks that make up the unmanaged Standard & Poor’s 500 Composite Stock Price Index, a widely recognized benchmark of U.S. market performance. The value per share was $81.15 and $105.89 at December 31, 2002 and 2001, respectively. At December 31, 2002, 2,770 Plan participants were invested in the fund.

The Vanguard Wellington Fund seeks to provide income and long-term growth of capital, without undue risk to capital, by investing approximately 65% of its assets in stocks and the remaining 35% in bonds. The value per share was $24.56 and $27.26 at December 31, 2002 and 2001, respectively. At December 31, 2002, 2,599 Plan participants were invested in the fund.

The Vanguard LifeStrategy Growth Fund seeks to provide long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund. The Portfolio’s asset allocation ranges are expected to be 65% to 90% stocks, 10% to 35% bonds and 0% to 25% cash investments. The value per share was $14.36 and $17.43 at December 31, 2002 and 2001, respectively. At December 31, 2002, 1,506 Plan participants were invested in the fund.

AIRGAS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

The Vanguard LifeStrategy Moderate Growth Fund seeks to provide income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund. The Portfolio’s asset allocation ranges are expected to be 45% to 70% stocks, 30% to 55% bonds and 0% to 25% cash investments. The value per share was $13.87 and $15.93 at December 31, 2002 and 2001, respectively. At December 31, 2002, 1,195 Plan participants were invested in the fund.

The Vanguard LifeStrategy Conservative Growth Fund seeks to provide income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, international stock fund, two bond funds and an asset allocation fund. The Portfolio’s asset allocation ranges are expected to be 25% to 50% stocks, 50% to 75% bonds and 0% to 25% cash investments. The value per share was $12.82 and $14.06 at December 31, 2002 and 2001, respectively. At December 31, 2002, 702 Plan participants were invested in the fund.

The Vanguard LifeStrategy Income Fund seeks to provide a high level of income by investing in four Vanguard funds: a stock fund, two bond funds and an asset allocation fund. The Portfolio’s asset allocation ranges are expected to be 5% to 30% stocks, 70% to 95% bonds and 0% to 25% cash investments. The value per share was $12.32 and $12.86 at December 31, 2002 and 2001, respectively. At December 31, 2002, 574 Plan participants were invested in the fund.

The Vanguard Total Bond Market Index Fund seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market. The value per share was $10.38 and $10.14 at December 31, 2002 and 2001, respectively. At December 31, 2002, 1,274 Plan participants were invested in the fund.

The Vanguard Retirement Savings Trust seeks stability of principal and a high level of current income consistent with a two-year to three-year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1 per share. At December 31, 2002, 4,314 Plan participants were invested in the trust.

(c)	Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts included in the statement of changes in net assets available for Plan benefits. Actual results could differ from those estimates.

AIRGAS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(3)	Investments

The following investments represent 5% or more of the net assets available for benefits at December 31, 2002 and 2001:

	2002	2001

Airgas Common Stock Fund	$42,557,431	$38,556,132
Vanguard U.S. Growth Fund	16,054,447	23,785,570
Vanguard 500 Index Fund	12,825,821	14,895,927
Vanguard Wellington Fund	19,105,008	19,471,844
Vanguard Retirement Savings Trust	28,593,480	24,809,345

During the years ended December 31, 2002 and 2001, the net appreciation (depreciation) in the fair value of investments (including realized gains and losses) was as follows:

	2002	2001

Airgas Common Stock Fund	$5,424,072	$21,551,972
Mutual Funds	(18,819,585)	(14,820,971)

Net appreciation (depreciation) in fair value of investments	$(13,395,513)	$6,731,001

(4)	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated December 31, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code and is therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and continues to be exempt from federal income taxes.

(5)	Related-Party Transactions

The Plan invests in shares of mutual funds (Vanguard funds) managed by an affiliate of Vanguard Fiduciary Trust Company, who acts as trustee for the Plan. Investment transactions of the Plan qualify as party-in-interest transactions, but are not prohibited transactions.

AIRGAS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants would remain fully vested in all amounts credited to their accounts under the Plan.

(7)	Defaulted Loans

During the year ended December 31, 2002, there were 141 participants who were in default of their loans, none of which were active employees. Loans in the amount of $496,460 were in default and included in participant loans as of December 31, 2002.

During the year ended December 31, 2001, there were 143 participants who were in default of their loans, including 4 participants who were active employees. Loans in the amount of $774,797 were in default and included in participant loans as of December 31, 2001.

Subsequent to a remedy period that provides for the repayment of defaulted loans, uncollectible defaulted loans are treated as taxable distributions from the Plan to the respective participants.

(8)	Acquisitions

From time to time, the Plan Sponsor acquires other companies, whose employees are eligible for participation in the Plan in accordance with the Plan Document. On February 28, 2002, the Company purchased the majority of Air Products and Chemicals, Inc.’s U.S. packaged gas business. Approximately 1,100 employees associated with the acquired business were eligible to participate in the Plan effective March 1, 2002.

Schedule 1

AIRGAS, INC. 401(k) PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2002

Number of
Shares	Investments *	Fair Value

	Common stock:
2,467,097	Airgas Common Stock Fund	$42,557,431
	Mutual funds:
120,655	Vanguard Explorer Fund	5,488,610
240,239	Vanguard International Growth Fund	2,921,311
1,331,215	Vanguard U.S. Growth Fund	16,054,447
158,051	Vanguard 500 Index Fund	12,825,821
777,891	Vanguard Wellington Fund	19,105,008
381,449	Vanguard LifeStrategy Growth Fund	5,477,612
284,167	Vanguard LifeStrategy Moderate Growth Fund	3,941,390
169,018	Vanguard LifeStrategy Conservative Growth Fund	2,166,816
109,756	Vanguard LifeStrategy Income Fund	1,352,195
504,512	Vanguard Total Bond Market Index Fund	5,236,833
28,593,480	Vanguard Retirement Savings Trust, 5.19%	28,593,480
	Employee loans, 6.25% to 11.00%	6,709,376

	Total assets held for investment purposes	$152,430,330

*     - Investment transactions of the Plan qualify as party-in-interest transactions.

See accompanying independent auditors’ report.